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                           May 24, 2021

       Boon Sim
       Chief Executive Officer and Chief Financial Officer
       Artius Acquisition Inc.
       3 Columbus Circle, Suite 2215
       New York, NY 10019

                                                        Re: Artius Acquisition
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed May 18, 2021
                                                            File No. 333-254012

       Dear Mr. Sim:

              We have reviewed your amended registration statement and have the following comment. In this comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2021 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       Origin Management's Discussion and Analysis of Financial Condition and Results of Operations
       The Business Combination , page 208

   1. We note the revisions made in response to comment 5 as reflected with the updated balance sheet
information for the three months ended March 31, 2021. However, it is not clear how you are
calculating the net increase in total stockholders    equity from the
                                                        merger for both the no
redemption scenario ($654 million) and the maximum redemption scenario ($297
million). Please show us how you properly calculated the amounts of change, or make
appropriate revisions to correct these disclosures.
 Boon Sim
Artius Acquisition Inc.
May 24, 2021
Page 2

       You may contact David Burton at 202-551-3626 or Kate Tillan at 202-551-3604 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Laura Crotty at 202-551-7614 with any other questions.



                                                        Sincerely,
FirstName LastNameBoon Sim
                                                        Division of Corporation
Finance
Comapany NameArtius Acquisition Inc.
                                                        Office of Life Sciences
May 24, 2021 Page 2
cc:       Paul Shim
FirstName LastName